Mail Stop 4720

July 16, 2009

By U.S. Mail and Facsimile to (315) 445-7347

Scott Kingsley
Treasurer and Chief Financial Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214-1883

> **Re:** **Community Bank System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-13695**

Dear Mr. Kingsley:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income and Profitability, page 18

1.   We note your response to prior comment 1. We continue to question how your presentation of the non-GAAP measure "net income-cash" is not prohibited under Item 10(e) of Regulation S-K. Please address the following:

    a. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. By characterizing your adjustments as related to recent acquisitions and not relating to your ongoing operations, you imply that these items are non-recurring. Please tell us how you evaluated the nature of these items with respect to the guidance in Item 10(e) of Regulation S-K. Refer also to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

    b. For each of the adjustments, clearly identify how you determined they were in fact non-recurring in nature. For instance, the adjustments for merger-related expenses, amortization of intangible assets and debt extinguishment charges appear to be recurring in nature.

    c. Further, to the extent that you believe that such adjustments were recurring in nature and you intend to more clearly reflect them as such in your future filings, please tell us how you considered the guidance of Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Your disclosures and response have not met the burden of adequately supporting the usefulness of these measures to investors or to management. Please revise your disclosures accordingly to present such support or if you are unable to provide such support, please omit these measures from your future filings.

2.   If you continue to believe that your non-GAAP measure "net income-cash" is not prohibited and are able to support that view as well as to provide adequate support of the usefulness of these measures in your future filings, please address the following:

    a. You disclose the purpose of presenting the non-GAAP measure "net income-cash" is to "help investors to understand the effect of acquisition activity and certain noncash transactions in reported results." The title of your non-GAAP measure does not appear to adequately or accurately covey the concept of the adjusted nature of this measure. In future filings, please revise the title of this measure as used throughout your filing to better reflect and describe its composition and utility.

b. Revise future filings to clearly label the item as a non-GAAP measure both in your narrative MD&A disclosure, in your reconciliation table and anywhere else the measures are referred to in your filings.

c. Referring to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, revise future filings to include:

- The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- The economic substance behind management's decision to use such a measure;

- The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

d. We may have further comment based on your response.

3. We note your response to prior comment 1. We continue to believe that your non-GAAP measures "earnings per share-cash" and "diluted earnings per share-cash" are prohibited non-GAAP earnings per share measures, and that your disclosures to not appear to appropriately explain how these measures are used by management and in what way they provide meaningful information to investors given the fact that the adjustments ultimately do accrue to shareholders. Please remove these measures from your future filings.

Certifications

4. We note your response to our prior comment 8. Since the incorrect certifications were filed with the original Form 10-K, identifying the wrong form, please file an

amended Form 10-K that includes the entire periodic report with new, corrected certifications filed as exhibits.

*　　*　　*　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel